American Petroleum Group, Inc.

  CORPORATE OFFICE: 1400 N. Gannon Drive - 2nd Floor, Hoffman Estates, IL 60194
                    Phone: (847) 310-9416 Fax: (847) 310-1239

                                                                  August 3, 2005

Ms. Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

      Re:   American Petroleum Group, Inc.
            Form 10-KSB for Fiscal Year Ended December 31, 2004
            Filed April 1, 2005
            Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
            Filed May 27, 2005
            File No. 0-049950

Dear Ms. Davis:

      We have filed amendments to the filings indicated above with the Commission. The filings are amended to include:

      1. A revised Report of Independent Registered Public Accounting Firm included in Form 10-KSB-A and a revised Statement of Operations, as requested by your letter of July 20, 2005;

      2. The Independent Registered Public Accounting Firm has executed and signed its report that indicates the State where issued as required by Rule 2-02(a) of Regulation S-X;

      3. The wording of our certifications pursuant to Section 302 of Sarbanes-Oxley Act of 2002 and Rules 13a-14(a) or 15d=14(a) are exactly as set forth in Exhibit 3.1 of Regulation S-B for the amended Form 10-KSQ and amended Form 10-QSB

      Please be advised that the Company is aware and acknowledges that:

      o the company is responsible for the adequacy and accuracy of the disclosures in the filing;

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      o     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please feel free to contact our General Counsel, at (631) 737-8381 or myself, if you have any questions.

                                       Very truly yours,

                                       /s/
                                       James Carroll
                                       Chief Accounting Officer